SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 14, 2020

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from August 1, 2020 to August 31, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on September 14, 2020

[This is a translation of the Share Buyback Report for the period from August 1, 2020 to August 31, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on September 14, 2020]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of August 31, 2020)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on August 4, 2020 (Period of Repurchase: August 5, 2020 to March 31, 2021）	20,000,000 (Maximum)	100,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	―	―
Progress of the repurchase (%)	―	―
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on August 4, 2020 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of August 31, 2020)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series))
(Date of disposition)

August 4
August 5
August 6
August 7
August 11
August 12
August 13
August 14
August 17
August 18
August 19
August 20
August 21
August 24
August 25
August 26
August 27
August 28
August 31
		1,300 2,007 954,243 27,407 2,207 150,508 254,289 602,107 99,100 35,807 2,500 525,818 5,700 76,702 301,953 120,421 2,907 18,701 26,349

7,391,059
11,410,658
5,425,281,779
155,820,580
12,547,744
855,702,698
1,445,742,309
3,423,237,201
563,426,113
203,578,192
14,213,575
2,989,501,432
32,406,951
436,083,852
1,716,732,645
684,645,166
16,527,545
106,323,226
149,805,396

Total	―	3,210,026	18,250,378,121
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) August 31	70	397,980
Total	―	70	397,980
Total amount	3,210,096		18,250,776,101

3.	Status of Shares Held in Treasury
(as of August 31, 2020)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	34,466,175

- EOF -